Exhibit 99.3

Report of the Statutory Auditor on the Compensation Report in Accordance with the Ordinance against Excessive Compensation in Stock Exchange Listed Companies (Ordinance)

Contents

•	Report of the Statutory Auditor

•	Compensation of the Board of Directors

•	Compensation of the Members of the Executive Management

•	Equity Incentive Plans of the Board of Directors and the Members of the Executive Team

Annex

•	Compensation Philosophy, Principles and Governance

Report of the statutory auditor on the remuneration report to the General Meeting of AC Immune SA

Ecublens

We have audited the accompanying remuneration report of AC Immune SA for the year ended 31 December 2018. The audit was limited to the information according to articles 14–16 of the Ordinance against Excessive Compensation in Stock Exchange Listed Companies (Ordinance) contained in the tables 1.c., 2.c. and 3., and the information in sections 1.b. and 3. of the remuneration report.

Board of Directors’ responsibility

The Board of Directors is responsible for the preparation and overall fair presentation of the remuneration report in accordance with Swiss law and the Ordinance against Excessive Compensation in Stock Exchange Listed Companies (Ordinance). The Board of Directors is also responsible for designing the remuneration system and defining individual remuneration packages.

Auditor’s responsibility

Our responsibility is to express an opinion on the accompanying remuneration report. We conducted our audit in accordance with Swiss Auditing Standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the remuneration report complies with Swiss law and articles 14–16 of the Ordinance.

An audit involves performing procedures to obtain audit evidence on the disclosures made in the remuneration report with regard to compensation, loans and credits in accordance with articles 14–16 of the Ordinance. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatements in the remuneration report, whether due to fraud or error. This audit also includes evaluating the reasonableness of the methods applied to value components of remuneration, as well as assessing the overall presentation of the remuneration report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the remuneration report of AC Immune SA for the year ended 31 December 2018 complies with Swiss law and articles 14–16 of the Ordinance.

Other matter

The remuneration report of AC Immune SA for the year ended 31 December 2017 was audited by another firm of auditors whose report, dated 20 March 2018, expressed an unmodified opinion on that report.

PricewaterhouseCoopers SA

/s/ Michael Foley Michael Foley Audit expert Auditor in charge	/s/ Filippos Mintiloglitis Filippos Mintiloglitis Audit expert

Lausanne, 21 March 2019

PricewaterhouseCoopers SA, avenue C.-F. Ramuz 45, case postale, CH-1001 Lausanne, Switzerland

Téléphone: +41 58 792 81 00, Téléfax: +41 58 792 81 10, www.pwc.ch 2

PricewaterhouseCoopers SA is a member of the global PricewaterhouseCoopers network of firms, each of which is a separate and independent legal entity.

This compensation report of AC Immune SA (the “Company”) has been prepared in accordance with the Federal Ordinance Against Excessive Compensation in Stock Exchange Listed Companies (“Ordinance”), effective January 1, 2014.

1.	Compensation of the Board of Directors

a.	Board Composition in 2018 and 2017

Name	Appointment	Board	Audit Committee	Compensation and Nomination Committee
Martin Velasco	2003	Chairman	Member	Member
Peter Bollmann, PhD	2015	Director	Chairman
Thomas Graney	2016	Director	Member	Member
Detlev Riesner, PhD	2004	Director		Chairman (2)
Friedrich von Bohlen und Halbach, PhD	2015	Director
Andrea Pfeifer, PhD	2016	Director – CEO
Douglas Williams, PhD	2018	Director (1)		Chairman (3)
Werner Lanthaler, PhD	2018	Director (4)	Member

(1) – Elected April 27, 2018

(2) – Chairman for 2017 and through July 6, 2018

(3) – Appointed July 6, 2018

(4) – Elected July 6, 2018

Our Board of Directors is composed of seven directors, not including our Chief Executive Officer (CEO). Each director is elected for a one-year term. The current members of our board of directors were appointed at a shareholders’ meeting held on July 6, 2018 to serve until the 2019 shareholders’ meeting planned for June 2019.

Pursuant to NASDAQ Marketplace Rule 5615(a)(3), the Company follows Swiss rules in lieu of the NASDAQ exchange listing rules for rules regarding nominations committee, independent director oversight of executive officer compensation, majority independent board representation and the establishment of or amendments to equity-based compensation plans for employees. Swiss law does not require that a majority of our board of directors consist of independent directors. Taking into account any applicable committee independence standards, Martin Velasco, Detlev Riesner, Friedrich von Bohlen und Halbach, Peter Bollmann Thomas Graney, Douglas Williams and Werner Lanthaler are “independent directors”. In making such determination, our board of directors considered the relationships that each non-employee director has with us and all other facts and circumstances our board of directors deemed relevant in determining the director’s independence, including the number of ordinary shares beneficially owned by the director and his or her affiliated entities, if any.

b.	Compensation Structure

Board members are paid a fixed fee dependent on the function exercised. Such fees have been established in light of market practice. In addition to the fixed fee, Board members are awarded equity instruments under the Company’s equity incentive plans as described more fully in the annex to this report.

Commencing in July 2018, annual fixed fees were paid semi-annually in Swiss Francs (CHF) as follows:

•	KCHF 87 (net of social charges) for the Chairman of the Board

•	KCHF 54 (net of social charges) for other members of the Board

•	KCHF 12 (net of social charges) for the Audit Chairman

•	KCHF 6 (net of social charges) for members of the Audit Committee

•	KCHF 15 (net of social charges) for the Compensation and Nomination Committee chairman

•	KCHF 10 (net of social charges) for members of the Compensation and Nomination Committee

For 2017, annual fixed fees were paid semi-annually in Swiss Francs as follows:

•	KCHF 79 (net of social charges) for the Chairman of the Board

•	KCHF 49 (net of social charges) for other members of the Board

•	KCHF 15 (net of social charges) for the Audit Chairman

•	KCHF 7.5 (net of social charges) for members of the Audit Committee

•	KCHF 8.5 (net of social charges) for the Compensation and Nomination Committee chairman

•	KCHF 5 (net of social charges) for members of the Compensation and Nomination Committee

c.	2018 and 2017 Board Compensation

In 2018 and 2017, the total compensation of the members of the Board of Directors consists of Board fees, social charges and compensation paid in the form of equity instruments and is outlined below:

All amounts are in thousands of CHF

Year	Name	Gross Cash Compensation	Social Contribution	FMV of Equity instruments granted (2) (3)	Total Annual Compensation
2018	Martin Velasco	104	7	56	167
2017	Martin Velasco	98	6	56	160

2018	Peter Bollmann, PhD	70	7	56	133
2017	Peter Bollmann, PhD (4)	84	5	56	145

2018	Thomas Graney	66	-	56	122
2017	Thomas Graney	62	-	106	168

2018	Detlev Riesner, PhD	58	2	56	116
2017	Detlev Riesner, PhD	60	4	56	120

2018	Friedrich von Bohlen und Halbach, PhD	52	-	56	108
2017	Friedrich von Bohlen und Halbach, PhD	49	-	56	105

2018	Andrea Pfeifer, PhD (1)	-	-	-	-
2017	Andrea Pfeifer, PhD (1)	-	-	-	-

2018	Douglas Williams, PhD	47	3	122	172
2017	Douglas Williams, PhD	-	-	-	-

2018	Werner Lanthaler, PhD	32	2	112	146
2017	Werner Lanthaler, PhD	-	-	-	-
	Total 2018	429	21	514	964
	Total 2017	353	15	330	698

(1) – Compensation for Andrea Pfeifer is included in section 2 c below

(2) – Restricted Share Units were granted in 2018 and 2017 and are further described in Section 3 below. We estimate the fair value of Restricted Share Units using a reasonable estimate of market value of the common stock on the date of the award. Stock options granted are valued using the Black-Scholes model

(3) –Fair market value (FMV) excludes Swiss social security contributions

(4) – Includes CHF 16K gross cash compensation for fees in 2016

d.	Loans to Board Members, payments to former members of the Board of Directors and payments to Related Parties of Members of the Board of Directors

For the years ended December 31, 2018 and 2017, the Company granted no loans to members or former members of the Board of Directors. Additionally, as of December 31, 2018 and 2017, no such loans or credit payments existed to present or former members of the Board of Directors, or to related parties of present or former members of the Board of Directors.

For the years ended December 31, 2018 and 2017, no compensation was paid to related parties or former members of the Board of Directors.

2.	Compensation for Members of Executive Management

a.	Executive Management Composition

The Executive Management during 2018 and 2017 was comprised of:

Name	Function	Appointment
Andrea Pfeifer, PhD	Chief Executive Officer	2003
Andreas Muhs, PhD (2)	Chief Scientific Officer	2005
Jörg Hornstein (1)	Chief Financial Officer	2017
Jean-Fabien Monin	Chief Administrative Officer	2009

(1) – Mr. Jörg Hornstein was appointed Chief Financial Officer in November 2016 effective April 1, 2017

(2) – Dr. Andreas Muhs passed away on December 6, 2018, and is defined as a member of the current Executive Management for the purpose of this Report.

b.	Executive Compensation Principles

Each member of the Executive Management receives remuneration consisting of a base salary, incentive plan, social benefits and an equity incentive plan as described more fully in the annex to this report.

c.	2018 and 2017 Executive Compensation

The total compensation of the Executive Management and the highest individual compensation of the members of the Executive Management for the years ended December 31, 2018 and 2017, respectively, are outlined below:

All amounts are in thousands of CHF

Year	Name	Cash Compensation	Other Compensation	Pension (employer)	Employer’s Social Contribution (1)	Cash Bonus	Total	Equity FMV excluding Social Contributions (2)(3)
2018	Andrea Pfeifer, PhD	455	28	67	51	445	1,046	700
2017	Andrea Pfeifer, PhD	404	28	60	43	408	943	1,393

2018	Total Executive Management Compensation (4)	1,306	75	160	117	733	2,391	1,758
2017	Total Executive Management Compensation	1,206	70	166	106	680	2,228	2,271

(1) – Amounts exclude social charges related to the exercise of options in the amount of CHF 24K and CHF 25K in the aggregate for Executive Management in 2018 and 2017 respectively.

(2) – Restricted Share Units were granted in 2018 and 2017 and are further described in Section 3 below. We estimate the fair value of Restricted Share Units using a reasonable estimate of market value of the common stock on the date of the award. Stock options granted are valued using the Black-Scholes model.

(3) – Fair market value (FMV) excludes Swiss social security contributions.

(4) – The Executive Management Compensation includes Dr. Andreas Muhs’ compensation for the period from January 1 through December 6, 2018, including death benefits, a portion of which will be paid to his estate in the first quarter of 2019, and reduced by payments by insurance.

d.	Loans, Severance or other Compensation Paid to Members or Former Members of the Executive Management

For the years end December 31, 2018 and 2017 the Company granted no loans to members or former members of the Executive Management. Additionally, as of December 31, 2018 and 2017, no such loans or credit payments existed to present or former members of the Executive Management, or to related parties of present or former members of the Executive Management.

For the years ended December 31, 2018 and 2017 no compensation was paid to related parties of present or former members of the Executive Management.

3.	Equity Incentive Plans of the Board of Directors and the Executive Management

Board of Directors and Executive Management Equity Incentive Plan Summary

The Members of the Board of Directors and Executive Management held the following equity instruments as of December 31, 2018 and 2017:

Investments held by members of the Board of Directors (1)

Year	Name	Function	Number of Shares	Number of Options	Number of Restricted Share Units (4)
2018	Martin Velasco	Chairman	444,250	10,250	11,828
2017	Martin Velasco (2)(3)	Chairman	469,250	10,250	5,875

2018	Peter Bollmann, PhD	Director	5,875	-	5,953
2017	Peter Bollmann, PhD	Director	-	-	5,875

2018	Thomas Graney	Director	4,023	-	11,828
2017	Thomas Graney	Director	4,023	-	5,875

2018	Detlev Riesner, PhD (2)(3)	Director	778,848	-	11,828
2017	Detlev Riesner, PhD (2)(3)	Director	759,000	0	5,875

2018	Friedrich von Bohlen und Halbach, PhD	Director	-	-	11,828
2017	Friedrich von Bohlen und Halbach, PhD	Director	78,750	-	5,875

2018	Douglas Williams, PhD	Director	-	-	12,818
2017	Douglas Williams, PhD	Director	-	-	-

2018	Werner Lanthaler, PhD	Director	-	-	11,906
2017	Werner Lanthaler, PhD	Director	-	-	-

	Total 2018		1,232,996	10,250	77,989
	Total 2017		1,311,023	10,250	29,375

(1) – Excluding Andrea Pfeifer, CEO, whose holdings are listed under Executive Management

(2) – Includes shares held directly and indirectly through vehicles controlled by the Director

(3) – A portion of the shares correspond to preferred shares acquired directly by the member through the Company’s successive financial rounds (Series A, B, C and D) and cannot be assimilated to compensation in equity
(4) – These unvested Restricted Share Units were awarded in 2018 and 2017 and fully vest in 2019 and 2018, respectively

Investments held by members of the Executive Management

Year	Name	Function	Number of Shares	Options – Vested	Options - Unvested	Restricted Stock Units – Vested	Restricted Stock Units – Unvested
2018	Andrea Pfeifer, PhD (1)	Chief Executive Officer	2,382,809	200,128	202,758	21,419	47,122
2017	Andrea Pfeifer, PhD (1)	Chief Executive Officer	2,596,809	174,426	96,385	4,284	64,257

2018	Jörg Hornstein	Chief Financial Officer	-	57,084	171,622	-	-
2017	Jörg Hornstein	Chief Financial Officer	-	14,248	99,733	-	-

2018	Andreas Muhs, PhD	Chief Scientific Officer	439,550	309,479	-	7,804	-
2017	Andreas Muhs, PhD	Chief Scientific Officer	475,050	318,892	32,128	1,428	21,419

2018	Jean-Fabien Monin	Chief Administrative Officer	327,500	2,750	13,832	1,694	7,127
2017	Jean-Fabien Monin	Chief Administrative Officer	275,000	52,928	6,426	286	4,283

	Total 2018		3,149,859	569,441	388,212	30,917	54,249
	Total 2017		3,346,859	560,494	234,672	5,998	89,959

(1) – A portion of the shares correspond to preferred shares acquired directly by the member through the Company’s successive financial rounds (Series A, B, C and D) and cannot be assimilated to compensation in equity.

Compensation of Current and Former Members of the Board and Executive Management

In connection with RSUs settled and options exercised in 2018 and 2017 by current and former members of the Board and Executive Management, AC Immune paid social contributions, in accordance with applicable laws, on the gain resulting from the difference in exercise price and fair value of the shares at the time of the exercise. With regard to the former Board and Executive Management members, AC Immune paid a total of nil and CHF 63K in 2018 and 2017, respectively. With regard to the current Board and Executive Management members, AC Immune paid a total of CHF 37K and CHF 11K in 2018 and 2017, respectively.

Annex to the Report

Compensation Philosophy, Principles and Governance

AC Immune’s values as “A leader in AD Drug Development” are driven by passion to win, innovation, entrepreneurship, team spirit, modesty, communication and leadership. The Company aims to attract “world class” professionals and strives for growth, achievement and success. The Company’s values are an essential component of its strategy and key drivers of the Company’s performance.

AC Immune's compensation policy is designed to attract, motivate and retain talent in order to support the achievement of the Company’s financial and strategic objectives. The policy further aims at ensuring a fair and competitive compensation package. The Board believes that by combining short- and long-term incentive elements, the compensation system helps to align the interests of the Board members and management with the interests of the Company and its shareholders. In addition, compensation elements are focused on rewarding the delivery of outstanding and sustainable results without inappropriate risk-taking.

In each of the years from 2016 - 2018, the Company engaged a reputable compensation and performance expert firm to benchmark the compensation level and structure for the members of the Board and Executive Management. The analysis included compensation data of the comparable Pharma/Biopharma companies, including several U.S.-based companies. The Board came to the conclusion that adjustments to the compensation were required in order for AC Immune to remain a competitive employer.

Method of Determining Compensation

The Role and Powers of the Compensation, Nomination and Corporate Governance Committee “CNC”

The CNC consists of three (3) members, who are appointed by the Annual Shareholders' Meeting and the committee enacts its own charter.

Compensation Guidelines:

The CNC recommends guidelines for the compensation of the members of the Board of Directors, the CEO and the Executive Management, and submits these recommendations to the Board of Directors for approval.

The CNC provides an overall package for near- and long-term compensation, including variable compensation, that (1) is designed to attract, motivate and retain persons with the necessary skills and character, (2) is consistent with market conditions, and in the case of variable compensation, consistent with the Company’s and individual’s performance, and (3) aligns the interests of the members of the Board of Directors and the Executive Management with the interests of the Company. The CNC also periodically reviews the Company’s compensation policies for its employees who are not members of the Executive Management.

The CNC meets at least four times a year and informs the Board of Directors of its recommendation and resolutions after each meeting.

Approval of Compensation by the Annual Shareholders' Meeting

Swiss law requires a binding approval of the maximum compensation for the Board and the Executive Management. Each year, the Annual Shareholders' Meeting separately approves the total maximum amounts proposed by the Board of Directors pursuant to Articles 32 and 33 of the Articles of Association for:

a)	the non-performance-related compensation of the Board of Directors for the next term of office;

b)	a possible additional compensation of the Board of Directors for the preceding business year;

c)	the non-performance-related compensation of the Executive Management for the 12-month period starting on 1 July following the Ordinary Annual Shareholders' Meeting;

d)	the variable compensation for the Executive Management for the current year, and;

e)	the grant of options, shares or other equity instruments in the Company to the Board of Directors and the Executive Management.

The respective total compensation amounts include social security and occupational pension contributions for the benefit of the members of the Board of Directors, the Executive Management and the Company.

If the Annual Shareholders' Meeting refuses to approve a respective motion by the Board of Directors, the Board of Directors may either submit a new motion at the same meeting or determine a maximum total remuneration or several maximum partial remunerations, subject to the relevant principles of the compensation, or submit a new motion to the next Annual Shareholders' Meeting for approval. The Company may pay remunerations within the framework of the maximum total or partial remuneration and subject to the approval by the Annual Shareholders' Meeting.

Compensation of the Board of Directors

The CNC reviews and proposes to the Board of Directors the resolution to be submitted to the Ordinary Annual Shareholders' Meeting for the maximum total compensation of the Board of Directors. The CNC will also request approval by the Board of Directors of the individual compensation packages to be paid to members of the Board of Directors.

The compensation for members of the Board typically consists of:

•	Annual cash compensation

•	Annual grant of equity

Both components do not depend on the achievement of corporate goals or the individual performance of a Board member. Additionally, the Company pays the employer’s social security contributions due on these amounts. Board members do not receive any variable compensation.

Compensation of the Executive Management

The CNC evaluates annually the performance of the CEO and the Executive Management and submits such evaluation for review and discussion by the Board of Directors, in each case in executive session without the presence of the CEO or the Executive Management.

Subject to and within the bounds of the maximum compensation approved by the Ordinary Annual Shareholders' Meeting, the CNC reviews and recommends for approval by the Board of Directors the annual base salary, incentive compensation (bonus) and equity compensation of the CEO, and in consultation with the CEO, of the Executive Management, and the overall compensation of the CEO and the Executive Management. The CNC also requests approval by the Board of Directors regarding the determination of the compensation-related targets for the Executive Management and requests approval by the Board of Directors of the individual compensation packages to be paid to members of the Executive Management.

Elements of Compensation for 2018 and 2017

Base Salary

Base salaries are highly competitive in order to attract, motivate, and retain persons with the necessary skills and character. The salary level is based on the scope of the position and market conditions and the individual’s profile in terms of experience and skills. The fixed compensation for the Executive Management members includes base salary, social security contributions and payments to the pension fund by the Company. Base salaries are reviewed annually by the CNC, taking into account individual performance and the results of the external benchmarking.

Incentive Plan (Bonus)

The CNC proposes to the Board of Directors an incentive compensation plan providing for variable compensation of the members of the Executive Management based on the achievement of the Company’s corporate goals and in relation to the Executive Management based on the individuals’ performance, and approve any changes to such plan as may be proposed by the CEO from time to time. The CNC reviews and approves any employment contracts, severance contracts, or other agreements that the Company proposes to enter into with any present, future or former members of the Executive Management; provided that the key terms of such contracts shall be submitted for approval by the Board of Directors and shall be within the bounds of the maximum compensation approved by the Ordinary Annual Shareholders' Meeting.

The annual cash bonus for 2018 and 2017 was based on the achievement of Company and individual goals. The target bonus, i.e. cash bonus to be paid if 100% of corporate and individual objectives are met, is determined individually for each member of the executive management as a fixed amount, ranging from approximately 25% (20% in 2017) to 65% (90% in 2017) of the base salary. According to the external benchmarking, the target bonuses continued to be in the lower range of the peer group. The 2018 corporate goals included (i) completion of a follow-on financing of at least USD 75M, (ii) formation of a strategic partnership clinical program, and (iii) fulfillment of various R&D project milestones. The 2017 corporate goals included (i) fulfillment of various R&D project milestones, and (ii) meeting the standards of a NASDAQ listed company with particular emphasis on the financial organization. The weightings of the corporate and individual goals are defined for each executive management member and vary depending on the position. In general, the higher the position of an employee, the more weight is put on the achievement of corporate goals rather than on individual goals. The Board determined that the actual target achievement of the 2018 and 2017 corporate goals was 120% and 102%, respectively.

Pension Plan and Social Charges

Pension Plan

The Company participates in a collective foundation covering all of its employees including its executive officers. In addition to retirement benefits, the plan provides death or long-term disability benefits. Contributions paid to the plan are computed as a percentage of salary, adjusted for the age of the employee and shared approximately 47% (47% in 2017) and 53% (53% in 2017) by employee and employer, respectively. This plan is governed by the Swiss Law on Occupational Retirement, Survivors and Disability Pension Plans (BVG), which requires contributions to be made to a separately administered fund. The fund has the legal form of a foundation and it is governed by the Board of Trustees, which consists of an equal number of employer’s and employee’s representatives. The Board of Trustees is responsible for the administration of the plan assets and for the definition of the investment strategy.

Social Charges

The Company pays old age and survivors’ insurance (AHV), Disability insurance (IV), and Income replacement scheme (EO) as required by Federal Swiss law.

Equity Incentive Plans

Current Plan

The 2016 Option and Incentive Plan as amended and restated as of May 19, 2017 (the “2016 Plan”) was established for the officers, employees, non-employee directors and consultants of AC Immune SA.  The 2016 Plan provides for a variety of award types, including stock options, restricted share awards, restricted share units, unrestricted share awards, and performance based awards.  Vesting  and performance based conditions vary by grant and are determined by the plan administrator, which is the Compensation Committee of the Board of Directors, (or in its absence the Board of Directors) or the Chief Executive Officer under specified delegation limitations granted by the Board of Directors.  However, option awards with an “Exercise Price” shall be determined at the time of grant by the plan administrator, but shall not be less than 100 percent of fair market value on the date of grant.  Further, awards with an “Option Term” may not exceed 10 years.  In 2018 and 2017, awards were granted to members of the Executive Management and Board of Directors and

are disclosed in Section 3 of this report. According to the external benchmarking, the equity awards continued to be in the lower range of the peer group.

Prior Plans

Since our inception in 2003, we have had four separate Prior Plans: Plan A, which was established in 2004 and amended in June 2015 and June 2017; Plan B, which was established in 2005; Plan C1, which was established in 2006; and Plan C2, which was also established in 2006 and was intended specifically for members of our board of directors to purchase our common shares. Options granted under the C1 Plan prior to 2013 were taxed at grant and options granted from 2013 and thereafter were taxed upon exercise instead of at grant due to a change in taxation rules.  The options granted under Plan A vested immediately but were subject to a four-year lockup period. The options granted under Plan B and Plan C1 vested over a four year period with 25% of these options vesting each year. Under Plan C2, options were immediately exercisable.

Our Board of Directors has the authority to amend each of the Prior Plans.

2016 Option and Incentive Plans

“Directors and Executive Consideration”

For the fiscal years ended December 31, 2018 and 2017, we have granted our directors and executive management, in the aggregate, options for the right to acquire 280,848 and 257,916 shares, respectively at an exercise price ranging from US$ 8.51 to US$ 9.50 per share in 2018 and CHF 9.53 per share in 2017, that vest over a four year period with vesting to occur quarterly. In addition to the stock options granted, for the fiscal years ended December 31, 2018 and 2017, the Company also granted 69,371 and 125,332 restricted share units, respectively to its directors and executive officers. The restricted share units granted to directors total 54,489 and 29,375 in 2018 and 2017, respectively and vest at the end of a one-year period. The remaining 14,882 and 95,957 restricted share units were granted to executives and have a four year vesting life to be vested quarterly. Upon the death of our CSO, non-vested options and non-vested-restricted share units were cancelled; such amounts aggregated 22,800 options of the 2018 grant (23,561 in 2017) and 9,966 restricted share units of the 2018 grant (15,707 in 2017).

Other

Employment Contracts

The Executive Management of the Company is employed under employment contracts of unlimited duration with a notice period of six months for the Chief Executive Officer, twelve months for the Chief Financial Officer, and three months for the Chief Scientific Officer and the Chief Administrative Officer. Executive members are not contractually entitled to termination payments other than the vested portions of the stock options.